October 21, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Unites States Securities and Exchange Commission
Washington, DC 20549

Re:	Cumulus Media Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 3, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (“Cumulus”), please find below responses to the comments issued by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 29, 2010 (the “Comment Letter”) concerning the above-referenced Form 10-K and Form10-Q. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 2 – Acquisitions and Dispositions, page F-17
     1. You have noted that determination of station format and programming is the most significant aspect of the station; please tell us the actual programmer for the station based on the LMA agreement.
RESPONSE:
     Pursuant to the LMA, Cumulus provides programming for the Green Bay stations with the express authorization of Citicasters Licenses, Inc. and Jacor Broadcasting Corporation (collectively, “Clear Channel”) but subject to Clear Channel’s ultimate control. Subject to certain limitations within the exclusive control of Clear Channel, Cumulus has the right to broadcast programming on the stations for 24 hours/day, 7 days a week, except for the period of

Mr. Larry Spirgel
October 21, 2010

6-8 am each Sunday. Cumulus transmits its programming to Clear Channel’s facilities, and Clear Channel thereafter broadcasts the programming on the Green Bay stations.
     Pursuant to Section 5 of the LMA, however, Clear Channel retains ultimate authority, power and control over the operation of the stations and all persons working at the stations during the term of the LMA, including the right to replace or preempt programming provided by Cumulus. More specifically, Section 5 of the LMA provides as follows:
Notwithstanding anything to the contrary in this Agreement, Licensee shall have full authority, power and control over the operation of the Stations and over all persons working at the Stations during the Term. Without limiting the generality of the foregoing, Licensee will: (1) employ a manager for the Stations, who will report to Licensee and will direct the day-to-day operations of the Stations, and who shall have no employment, consulting, or other relationship with Programmer, (2) employ a second employee for the Stations, who will report and be solely accountable to the manager, and (3) retain control over the policies, programming and operations of the Stations. Nothing contained herein shall prevent Licensee from (a) rejecting or refusing to broadcast Programs which Licensee believes to be contrary to the public interest, or (b) substituting programs which Licensee believes to be of greater local or national importance or which are designed to address the problems, needs and interests of the local communities. Without limiting the preceding sentence, Licensee reserves the right to (i) refuse to broadcast any Program containing matter which violates any right of any third party, which constitutes a personal attack, or which does not meet the requirements of the rules, regulations, and policies of the FCC, (ii) preempt any Program in the event of a local, state, or national emergency, or (iii) delete any commercial announcements that do not comply with the FCC’s rules with respect to sponsorship identification. Programmer will immediately serve Licensee with notice and a copy of any letters of complaint it receives concerning any Program for Licensee review and inclusion in its public inspection file. Programmer shall cooperate with Licensee to ensure that EAS transmissions are performed in accordance with Licensee’s instructions and FCC rules and policies.
     Section 9 of the LMA similarly underscores the control which Clear Channel can exercise over the stations. That section provides as follows: “When on Licensee’s premises, Programmer’s personnel shall be subject to the direction and control of Licensee’s management personnel, and shall not (i) act contrary to the terms of any lease for the premises, (ii) permit to exist any lien, claim or encumbrance on the premises, or (iii) interfere with the business and Licensee’s operation of the Stations or Licensee’s use of such premises.”
     The requirement that Clear Channel retain this level of control over the stations is mandated by the FCC. Note 2 j. of Section 73.3555 of the FCC rules (which acknowledges that “time brokerage” agreements are often referred to as “local marketing” agreements) expressly states that “[e]very time brokerage agreement . . . shall be undertaken only pursuant to a signed written agreement that shall contain a certification by the licensee or permittee of the brokered station verifying that it maintains ultimate control over the station’s facilities[,] including,

Mr. Larry Spirgel
October 21, 2010

specifically, station finances, personnel, and programming . . .” 47 C.F.R. §73.3555 Note 2 j.1. That certification is contained in Section 22(b) of the LMA.
     2. You have indicated that Clear Channel has to approve any format change requested by Cumulus, but it appears from the agreement that Clear Channel’s consent could not be unreasonably delayed, conditioned or withheld. Please explain instances where Clear Channel can deny a format change requested by Cumulus, or if Clear Channel’s approval is merely procedural. If the latter is true, please assess how this affects your analysis of power.
RESONSE:
     Pursuant to Section 8 of the LMA, Cumulus may change the format of any or all of the stations only with Clear Channel’s consent, which consent may not be unreasonably delayed, conditioned or withheld. As such, Clear Channel may reject a request by Cumulus to change the format on any reasonable basis. Cumulus can therefore be prevented from changing the format of any or all of the stations if Clear Channel reasonably decides to withhold its consent for the format switch.
     Clear Channel’s prior approval of a format change is not a procedural formality. As explained above, FCC rules require Clear Channel to maintain ultimate control over station programming, and Clear Channel will be held responsible by the FCC for whatever programming is aired on the station. Beyond that, there are any number of situations where Clear Channel would have a reasonable basis from a business perspective for rejecting a request to change the format of any station. It is impossible to identify all the circumstances that could justify a rejection by Clear Channel, but they could include situations where (a) Clear Channel has a competing station within, or broadcasting into, the Green Bay market with the same format; (b) Clear Channel determines that the proposed format will not be successful in the market, and the lack of success would (i) make it that much more difficult for Cumulus to find a “Qualified Designee” under Section 1.2(b)(i) of the Put Agreement, (ii) adversely impact Cumulus’ ability to make the required payments to Clear Channel if Clear Channel decides to exercise the put, or (iii) adversely affect Clear Channel if Clear Channel decides not to exercise the put and to thereby retain the stations; or (c) Clear Channel decides not to exercise the put and wishes to avoid the personnel changes that a format change would entail.
     3. Please clarify if Clear Channel can unilaterally change the format of the station if it believes that it is in its long-term interest (rather than just in the interest of its listener). Please clarify for us the power over the format change granted to Clear Channel within the agreement and whether or not Clear Channel can unilaterally change the format without the consent of Cumulus. If it is the case that Clear Channel can change the format, please indicate any contractual remedies that Cumulus has to reject or protest the change.

Mr. Larry Spirgel
October 21, 2010

RESPONSE:
     Clear Channel, as the FCC licensee, retains full authority under FCC rules and policies to change the format of the Green Bay stations if it so desires at any time and for any reason. However, Section 5 of the LMA gives Clear Channel the right to change or substitute programs (which would constitute a change in format if done on a collective basis) only for certain specified reasons. Consequently, Clear Channel’s right under FCC rules and policies to dictate the programming will not insulate Clear Channel from liability for contractual claims by Cumulus that Clear Channel has breached LMA provisions which expressly authorize Cumulus to provide programming for the stations. Cumulus’ remedies for such a breach are set forth in Section 12 of the LMA, which include all remedies available at law or in equity. However, those remedies do not include the right to require Clear Channel to allow Cumulus to continue to provide programming on the stations. See e.g. Citicasters Co., 16 FCC Rcd 3415 (EB 2001), review dismissed, 16 FCC Rcd 14137 (2001) (broker fined by FCC for obtaining injunctive relief from a state court — based on licensee’s alleged breach of an LMA — which precluded the licensee of a radio station from interfering with broker’s provision of programming for the station).
     4. Please discuss the situations in which Clear Channel can remove Cumulus as the operator of the stations (i.e. if Cumulus disagrees with a format change, etc.), and any restrictions that it may have per the agreement. Also if Clear Channel does remove Cumulus as the operator, how does it affect the Put option? Does removal of Cumulus as an operator accelerate the exercise of the Put?
RESPONSE:
     FCC rules and policies entitle Clear Channel to remove Cumulus as the operator of the stations at any time and for any reason. See e.g. Citicasters Co., supra. However, as indicated above, exercise of those FCC powers will not insulate Clear Channel from claims for damages by Cumulus based on breach of the LMA. Clear Channel can avoid those contractual claims by Cumulus if the removal is based on provisions included in the LMA. As a general proposition, the LMA entitles Clear Channel to terminate the LMA if Cumulus breaches any of the terms of the agreement and fails to cure within the times prescribed by the agreement. For monetary breaches, Cumulus is afforded 10 business days after notice from Clear Channel of such breach to effectuate the cure, and 30 calendar days after written notice from Clear Channel to effectuate the cure of any non-monetary breaches.
     Under the Put Agreement, Clear Channel may exercise its put within a two month period following the earlier of July 1, 2013, or within the two month period following the termination of the LMA in accordance with its terms (provided such termination is not effectuated by Cumulus pursuant to Section 11(c) of the LMA). Clear Channel’s right to exercise the put is accelerated only in the event that the LMA is terminated pursuant to Sections 11(a) (Cumulus’s breach of payment obligations), 11(b) (Cumulus’s breach of non-monetary obligations), or 11(e) (the filing of a bankruptcy petition against Cumulus or the assignment for benefit of Cumulus’s creditors) . If the LMA is terminated by Cumulus due to a breach of the LMA by Clear Channel, Clear Channel forfeits its put right pursuant to Section 1.2 of the Put Agreement. Clear Channel would

Mr. Larry Spirgel
October 21, 2010

likewise forfeit its put if its termination of the LMA constituted a breach of the LMA. Accordingly, if Clear Channel improperly removes Cumulus as the programmer under the LMA in breach of the LMA, Clear Channel will no longer have the right to put the stations to Cumulus.
     5. In your response you have indicated that Clear Channel has responsibility for “all maintenance and capital expenditures of the stations’ broadcast assets.” Please indicate if per the agreement Cumulus actually reimburses Clear Channel for these expenses incurred and if this is the case then what actual responsibility Clear Channel has for the maintenance of these assets and how this affects your analysis of power.
RESPONSE:
     Under Section 7 of the LMA, Clear Channel is responsible for the maintenance and repair of the stations’ facilities to ensure proper operation and compliance with FCC rules and policies. Cumulus is obligated under the LMA to reimburse Clear Channel for such expenses, to the extent that they are reasonable.
     Reimbursement of those expenses is a common feature of an LMA. Control of the facilities and all decisions relating to their maintenance, however, at all times remain with Clear Channel as the owner or holder of the equipment and other facilities. Clear Channel remains the only contracting party under relevant real property leases and personal property leases relating to the tower sites and transmitting equipment and, therefore, has the right and the responsibility to enter upon such properties to repair or replace its radio equipment. Clear Channel is the sole owner of the radio equipment and dictates the steps that are to be taken to ensure proper operation and compliance with FCC rules and regulations. As such, Clear Channel is responsible to the FCC and third parties to the extent that any station asset is not properly maintained, to the extent that such asset may cause damage to a third party’s person or property, and to the extent that any equipment is not operated in compliance with FCC rules and policies.
     6. In your response you have indicated that Clear Channel owns the broadcast license and is therefore legally responsible for all content that is aired by the Green Bay stations under the LMA. Please indicate if Cumulus is obligated to indemnify Clear Channel in case of any FCC or other fines that result from Cumulus’ programming and how this affects your analysis of power.
RESPONSE:
     Liabilities arising from the programming reflect the ultimate control which Clear Channel maintains over the stations. As the licensee of the stations, Clear Channel is legally responsible under FCC rules and policies for all content that is aired by the Green Bay stations. Therefore, if any programming warrants a fine under those rules and policies, it will be imposed on Clear Channel even if the fine is based on programming supplied by Cumulus. However, to the extent that Clear Channel incurs any liability arising out of programming provided by Cumulus, Cumulus is required to indemnify Clear Channel for such losses. Similarly, to the extent that

Mr. Larry Spirgel
October 21, 2010

Cumulus incurs liability arising out of programming provided by Clear Channel, Clear Channel is required to indemnify Cumulus for such losses.
     In light of the FCC’s imposition of responsibility for all content on its stations, Clear Channel has a keen interest in policing that content through the supervisory efforts of its employees. Such employees monitor Cumulus’s programming to ensure that the broadcasts comply with FCC rules and policies. To the extent that Cumulus does not operate in compliance with FCC rules and policies, Clear Channel is empowered under the LMA to mandate compliance.
     7. In your response you have indicated that Clear Channel has employees at the Green Bay stations. Please also tell us whether Cumulus reimburses Clear Channel for the compensation of these employees and, if so, how this affects your analysis of power.
RESPONSE:
     To implement rules and policies which place ultimate responsibility for station operations on the licensee, FCC policies require that the licensee have at least two full-time employees at any station that is subject to an LMA. One of those employees must be a manager. Neither employee is to be employed by the programmer, and neither is to have any consulting or other relationship with the programmer. Their obligations and interests are to be aligned solely with the licensee.
     In accordance with that FCC policy, the LMA requires Clear Channel to have two employees at the Green Bay studio. Such employees are charged with ensuring that Clear Channel retains control over the stations’ programming and facilities. The first employee is a management level employee who reports directly to Clear Channel. Such employee oversees and directs the day-to-day operations of the stations on behalf of Clear Channel. The second employee supports the manager and reports to and is solely responsible to the manager.
     Cumulus reimburses Clear Channel for the salaries of Clear Channel’s employees. Payments are made monthly to Clear Channel through Cumulus’s accounting department in Atlanta, GA. Cumulus’s reimbursement of monies expended by Clear Channel for its employees does not in any way detract from the power which Clear Channel can and does exercise over the stations. The employees are paid directly by Clear Channel and have no direct relationship with Cumulus. At all times they take their direction from Clear Channel.
     8. The Local Programming and Marketing Agreement references a separate transaction related to two stations other than the Green Bay and Cincinnati stations that have been the subject of comment, and appears to provide for payments or other terms that are related to that other transaction. Please explain to us the role of that other transaction in the Asset Exchange and how it was contemplated in your derecognition assessment of the five Green Bay stations.

Mr. Larry Spirgel
October 21, 2010

RESPONSE:
     Prior to the Clear Channel transaction, Cumulus owned five (5) FM radio stations in each of the Green Bay and Appleton, Wisconsin markets. Both markets were implicated by the Clear Channel transaction because some of the Green Bay stations were deemed to be in both markets (because of the reach of their respective signals). Under Section 73.3555(a) of the FCC’s rules, Cumulus may only own or operate a maximum of four (4) FM radio stations in the Green Bay and Appleton Wisconsin markets. 47 C.F.R. §73.3555(a). Cumulus’s ownership interest was grandfathered by the FCC when the FCC ownership rules were changed in 2003. However, FCC rules provided that Cumulus would lose that grandfathered status upon the sale of some of the stations to Clear Channel. The situation was further complicated by other FCC rules which state that the LMA with Clear Channel gave Cumulus an attributable interest in those stations. The net result of these FCC rules is that consummation of the transaction would give Cumulus an attributable ownership interest in five (5) FM radio stations in each of the Green Bay and Appleton markets despite FCC rules limiting a party’s ownership interest to four (4) FM radio stations.
     To eliminate that potential violation of FCC rules, Cumulus agreed to place radio stations WZNN-FM and WWWX-FM in a FCC-qualified trust. The trust has long been a mechanism approved by the FCC to enable a party like Cumulus to avoid attribution of ownership of a station. Placement of those stations in trust would give Cumulus an attributable ownership interest in only four (4) FM radio stations in each of the Green Bay and Appleton markets.
     The trustee for the trust, WI Radio, LLC, was selected by Cumulus, but the trust agreement expressly provides that the trustee exercises independent control over the stations. Cumulus has a beneficial interest in the stations’ income and in the proceeds of any sale but cannot have any involvement in station management. Any such involvement in management would not only violate the terms of that trust agreement but also make Cumulus an attributable owner of the stations (which in turn would place Cumulus in violation of the very same FCC rule which required Cumulus to establish the trust in the first instance).
     WI Radio, LLC acquired the WZNN and WWWX assets upon the closing of the Cincinnati-Green Bay swap in April 2009. The trust agreement obligates WI Radio, LLC to safeguard the assets of WZNN and WWWX and to operate the stations for the benefit of Cumulus until such time as the trustee can sell the stations to a third party. The trustee receives a nominal fee for its services, given the immaterial size of the stations, and Cumulus, as the beneficiary of the stations, receives the benefit if the stations’ revenues exceed the stations’ expenses but is also responsible for covering any shortfall if the stations’ revenues are insufficient to cover all the expenses incurred in the operation of the stations.
     The trust utilizes certain facilities and services of Cumulus (including Cumulus employees) pursuant to a Facilities and Services Agreement by and between Cumulus Broadcasting, LLC and WI Radio LLC dated April 10, 2009. The station managers are Cumulus employees but are accountable only to the trustee in the performance of their duties. Use of those Cumulus facilities and services was approved by the FCC and was designed to facilitate

Mr. Larry Spirgel
October 21, 2010

the smooth transition from Cumulus to the trustee as well as the trustee’s continued operation of the stations. However, all decisions pertaining to the operation of the stations are made solely by the trustee, including all programming decisions. More specifically, the agreement provides as follows:
Beneficiaries shall have no responsibility for or involvement with the selection, procurement or broadcast of programming on the Stations, and, notwithstanding anything in this Agreement to the contrary, Licensee shall retain exclusive responsibility and control over the operations of the Stations, including the Stations’ programming, personnel, and finances. In the fulfillment of that responsibility and the exercise of that control, Licensee may, in its sole discretion, (a) retain or terminate its use of whatever Shared Employees Licensee deems necessary or appropriate in the management and operation of the Stations and request that Beneficiaries promptly provide reasonable replacement employees (provided, that Licensee may retain or terminate its use of Cluster Employees only with respect to those services such Cluster Employees provide to the Stations), (b) sell advertising time on the Stations in such amounts and on such terms and conditions as Licensee shall determine, (c) collect monies from parties who purchase time on the Stations, and (d) establish and maintain such bank accounts and other financial depositories under its sole control as Licensee deems necessary or appropriate.
     As the foregoing provision indicates, Cumulus exercises no control over the operations of WWWX and WZNN. These stations are not material to Cumulus’ operations and are operated by an independent trustee for the benefit of Cumulus as the trust’s beneficiary.
Conclusion:
     Based on the responses outlined above, we continue to believe that our accounting for the Green Bay asset exchange is correct. We do not believe there is a current model which enables us to go below the legal entity level in determining whether these stations should be deconsolidated or not. However, assuming one were to look beneath the legal entity level our position would continue to be that given the legal right Clear Channel possesses stemming from both FCC law as well as the provisions set forth within the LMA agreement, our deconsolidation of these stations would continue to be appropriate and reasonable.
*******

Mr. Larry Spirgel
October 21, 2010

     Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by Cumulus. Thank you for your attention to this matter.

Sincerely,
/s/ J.P. Hannan
J.P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.